Fact Sheet – Consolidated Financial data, Second Quarter, 2006-07

Infosys®

Profit and Loss Account summary for the Quarter ended

(As per Indian GAAP)

In Rs. crore, except per share data

Particulars	September 30,		Growth (%)	June 30, 2006	Growth % in Q2 FY 2007 over Q1 FY 2007
	2006	2005			
Income from software services, products and business process management	**3,451**	**2,294**	50.4	**3,015**	14.5
Software development and business process management expenses	1,833	1,212	51.2	1,666	10.0
GROSS PROFIT	**1,618**	**1,082**	**49.5**	**1,349**	**19.9**
Selling and marketing expenses	221	149	48.3	204	8.3
General and administration expenses	288	199	44.7	256	12.5
	509	**348**	**46.3**	**460**	**10.7**
OPERATING PROFIT BEFORE INTEREST, DEPRECIATION AND MINORITY INTEREST	**1,109**	**734**	**51.1**	**889**	**24.7**
Interest	-	-	-	-	-
Depreciation	122	96	27.1	106	15.1
OPERATING PROFIT BEFORE TAX, MINORITY INTEREST AND EXCEPTIONAL ITEMS	**987**	**638**	**54.7**	**783**	**26.1**
Other income, net	66	44	50.0	128	-48.4
Provision for investments	-	1	-	3	-
NET PROFIT BEFORE TAX, MINORITY INTEREST AND EXCEPTIONAL ITEMS	**1,053**	**681**	**54.6**	**908**	**16.0**
Provision for taxation	123	69	78.3	106	16.0
NET PROFIT AFTER TAX AND BEFORE MINORITY INTEREST AND EXCEPTIONAL ITEMS	**930**	**612**	**52.0**	**802**	**16.0**
Income on sale of investments (net of taxes)	-	-	-	6	-
NET PROFIT AFTER TAX, EXCEPTIONAL ITEMS AND BEFORE MINORITY INTEREST	**930**	**612**	**52.0**	**808**	**15.1**
Minority interest	1	6	-83.3	8	-87.5
NET PROFIT AFTER TAX, EXCEPTIONAL ITEMS AND MINORITY INTEREST	**929**	**606**	**53.3**	**800**	**16.1**
EARNINGS PER SHARE* (Equity shares of par value Rs. 5/- each)					
Before exceptional items					
Basic	16.75	11.13	50.5	14.36	16.6
Diluted	16.37	10.82	51.3	14.02	16.8
After exceptional items					
Basic	16.75	11.13	50.5	14.48	15.7
Diluted	16.37	10.82	51.3	14.13	15.9

* Adjusted for the issue of bonus shares in the ratio of 1:1 allotted on July 15, 2006

Profit and Loss Account summary for the Half-year ended

(As per Indian GAAP)

In Rs. crore, except per share data

Particulars	September 30,		Growth (%)	Year ended March 31, 2006
	2006	2005		
Income from software services, products and business process management	**6,466**	**4,366**	48.1	**9,521**
Software development and business process management expenses	3,499	2,316	51.1	5,066
GROSS PROFIT	**2,967**	**2,050**	**44.7**	**4,455**
Selling and marketing expenses	425	291	46.0	600
General and administration expenses	544	361	50.7	764
	969	**652**	**48.6**	**1,364**
OPERATING PROFIT BEFORE INTEREST, DEPRECIATION AND MINORITY INTEREST	**1,998**	**1,398**	**42.9**	**3,091**
Interest	-	-	-	-
Depreciation	228	176	29.5	437
OPERATING PROFIT BEFORE TAX, MINORITY INTEREST AND EXCEPTIONAL ITEMS	**1,770**	**1,222**	**44.8**	**2,654**
Other income, net	194	72	169.4	139
Provision for investments	3	1	200.0	1
NET PROFIT BEFORE TAX, MINORITY INTEREST AND EXCEPTIONAL ITEMS	**1,961**	**1,293**	**51.7**	**2,792**
Provision for taxation	229	150	52.7	313
NET PROFIT AFTER TAX AND BEFORE MINORITY INTEREST AND EXCEPTIONAL ITEMS	**1,732**	**1,143**	**51.5**	**2,479**
Income on sale of investments (net of taxes)	6	-	-	-
NET PROFIT AFTER TAX, EXCEPTIONAL ITEMS AND BEFORE MINORITY INTEREST	**1,738**	**1,143**	**52.1**	**2,479**
Minority interest	9	6	50.0	21
NET PROFIT AFTER TAX, EXCEPTIONAL ITEMS AND MINORITY INTEREST	**1,729**	**1,137**	**52.1**	**2,458**
EARNINGS PER SHARE* (Equity shares of par value Rs. 5/- each)				
Before exceptional items				
Basic	31.11	20.94	48.6	45.03
Diluted	30.39	20.35	49.3	43.78
After exceptional items				
Basic	31.23	20.94	49.1	45.03
Diluted	30.50	20.35	49.9	43.78

** Adjusted for the issue of bonus shares in the ratio of 1:1 allotted on July 15, 2006*

Infosys®

REVENUE BY GEOGRAPHICAL SEGMENT

	Quarter ended			LTM	LTM
	Sep 30, 2006	Jun 30, 2006	Sep 30, 2005	Sep 30, 2006	Sep 30, 2005
	%	%	%	%	%
North America	63.7	64.0	65.4	64.4	64.8
Europe	25.8	26.2	23.7	25.6	23.3
India	1.6	1.4	1.5	1.5	2.0
Rest of the world	8.9	8.4	9.4	8.5	9.9
Total	**100.00**	**100.0**	**100.0**	**100.0**	**100.0**

REVENUE BY SERVICE OFFERING

	Sep 30, 2006	Jun 30, 2006	Sep 30, 2005	LTM Sep 30, 2006	LTM Sep 30, 2005
	%	%	%		
Services					
Development	21.4	21.3	19.9	21.0	20.5
Maintenance	29.2	29.9	30.1	29.8	30.4
Re-engineering	2.3	2.6	4.7	3.4	5.5
Package implementation	17.0	16.5	15.8	16.8	15.4
Consulting	3.6	3.0	3.8	3.3	4.0
Testing	6.8	6.2	6.2	6.1	6.2
Engineering services	1.6	1.8	1.9	1.8	1.9
Business process management	4.5	4.2	3.9	4.1	3.5
Other services	9.9	10.8	10.1	10.1	8.9
Total services	**96.3**	**96.3**	**96.4**	**96.4**	**96.3**
Products	3.7	3.7	3.6	3.6	3.7
Total revenues	**100.00**	**100.0**	**100.0**	**100.0**	**100.0**

REVENUE BY PROJECT TYPE *

	Sep 30, 2006	Jun 30, 2006	Sep 30, 2005	LTM Sep 30, 2006	LTM Sep 30, 2005
	%	%	%	%	%
Fixed Price	26.2	26.9	28.7	27.0	29.4
Time & Materials	73.8	73.1	71.3	73.0	70.6
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

"LTM" – Last Twelve Months
* Excluding products

Infosys®

REVENUE BY INDUSTRY

	Sep 30, 2006	Jun 30, 2006	Sep 30, 2005	LTM Sep 30, 2006	LTM Sep 30, 2005
	%	%	%	%	%
Insurance, banking & financial	37.4	36.4	35.7	36.6	35.3
Insurance	*6.7*	*7.0*	*7.9*	*6.9*	*8.6*
Banking & financial services	*30.7*	*29.4*	*27.8*	*29.7*	*26.7*
Manufacturing	14.0	14.5	13.5	14.3	13.7
Retail	9.0	9.7	10.5	9.8	9.7
Telecom	18.9	17.7	16.7	17.3	17.8
Energy & Utilities	5.6	5.4	4.3	5.4	3.7
Transportation & logistics	2.7	3.3	5.6	3.5	6.9
Services	7.7	8.7	9.9	8.8	9.3
Others	4.7	4.3	3.8	4.3	3.6
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

CLIENT DATA

	Quarter ended		
	Sep 30, 2006	Jun 30, 2006	Sep 30, 2005
Number of Clients			
Active	476	469	450
Added during the quarter	45	38	34
Accounting for > 5% of revenue	1	1	-
Number of million dollar clients*			
1 Million dollar +	232	221	191
5 Million dollar +	97	94	76
10 Million dollar +	61	56	48
20 Million dollar +	29	28	23
30 Million dollar +	20	19	16
40 Million dollar +	16	15	11
50 Million dollar +	12	11	6
60 Million dollar +	8	7	4
70 Million dollar +	6	3	2
80 Million dollar +	3	3	1
90 Million dollar +	3	2	1
100 Million dollar +	2	2	-
Client contribution to revenue			
Top client	6.6%	5.8%	4.4%
Top 5 clients	21.0%	19.5%	17.8%
Top 10 clients	32.9%	31.7%	30.6%
Repeat business	95.2%	97.0%	96.5%
Account receivables – LTM (in days)	65	65	59

"LTM" – Last Twelve Months
* LTM Revenues

EFFORT AND UTILIZATION

	Quarter ended		
	Sep 30, 2006	Jun 30, 2006	Sep 30, 2005
	%	%	%
Effort			
Onsite	27.4	27.4	26.4
Offshore	72.6	72.6	73.6
Revenue			
Onsite	50.3	50.5	48.8
Offshore	49.7	49.5	51.2
Utilization			
Including trainees	67.5	71.1	72.9
Excluding trainees	77.5	76.1	79.1

PERSON MONTHS DATA

	Quarter ended		
	Sep 30, 2006	Jun 30, 2006	Sep 30, 2005
Billed – Onsite	33,346	30,051	23,486
– Offshore	88,499	79,767	65,334
TOTAL	**1,21,845**	**1,09,818**	**88,820**
Non Billable	35,294	34,498	23,508
Trainees	23,404	10,176	9,518
Sales & Support	9,842	9,540	7,284
TOTAL	**1,90,385**	**1,64,032**	**1,29,130**

EMPLOYEE METRICS

	Quarter ended		
	Sep 30, 2006	Jun 30, 2006	Sep 30, 2005
Total Employees	66,150	58,409	46,196
S/W professionals	61,966	54,606	43,441
Billable	*53,873*	*48,438*	*38,541*
Banking Product Group	*1,809*	*1,817*	*1,351*
Trainees	*6,284*	*4,351*	*3,549*
Sales & Support	4,184	3,803	2,755
Gross Addition	10,795	8,097	8,026
Net Addition	7,741	5,694	6,390
Lateral Employees	2,560	2,140	1,166
Attrition % (LTM)*	12.9%	11.9%	10.0%

"LTM" – Last Twelve Months
* Excluding subsidiaries

Infosys®

INFRASTRUCTURE (as on September 30, 2006) **					
	Completed		Work in Progress		Land acquired during the Qtr (acres)
	Built-Up Area (Sq Ft)	No. of Seats	Built-Up Area (Sq Ft)	No. of Seats	
Bangalore	33,43,325	19,515	1,15,000	1,200	-
Pune	12,89,160	9,181	9,83,632	1,900	-
Chennai	9,69,406	6,466	10,40,000	5,000	-
Hyderabad	11,84,000	6,580	6,27,963	2,900	-
Bhubaneshwar	5,23,000	3,300	3,50,630	450	-
Mangalore	1,98,000	1,400	2,42,000	1,600	-
Mysore (including ILI)*	30,13,720	5,434	34,38,580	350	0.87
Chandigarh	5,63,248	3,900	2,25,666	-	30.22
Thiruvananthapuram	88,000	880	-	-	-
Mauritius	28,000	400	-	-	-
Total	**1,11,99,859**	**57,056**	**7,023,471**	**13,400**	**31.09**

* Infosys Leadership Institute

** Excluding subsidiaries

CONSOLIDATED IT SERVICES			
	Quarter ended		
	Sep 30, 2006	Jun 30, 2006	Sep 30, 2005
Effort – Services (Person Months)			
Onsite	33,146	29,861	23,311
Offshore	67,146	60,337	50,465
Total	**100,292**	**90,198**	**73,776**
Revenue – Services ($ million)			
Onsite	372.36	330.70	254.06
Offshore	312.13	277.45	230.54
Total	**684.49**	**608.15**	**484.60**

Reconciliation of accounts as per Indian GAAP and US GAAP

in Rs. Crore

	Quarter ended		Year ended
	September 30, 2006	September 30, 2005	March 31, 2006
Consolidated Net Profit as per Indian GAAP	929	606	2,458
Amortization of stock compensation expenses (SFAS 123R)	(5)	-	-
Amortization of Intangibles	(6)	-	-
Consolidated Net income as per US GAAP	918	606	2,458

Reasons for differences in net income as per Indian GAAP and US GAAP

Amortization of stock compensation expenses

From April 1, 2006, the company adopted FASB Statement No.123 (revised 2004), *Share-Based Payment* using the modified prospective approach. The company recorded amortization of stock compensation expense of Rs. 5 crores during the three months ended September 30, 2006, using the fair value recognition provisions.

Amortization of Intangibles

US GAAP requires the purchase price in business combination transactions to be allocated to identifiable assets and liabilities, including intangibles assets. Intangible assets are to be amortized over the estimated useful life. The amortization relates to that of an intangible asset identified in allocation of the purchase price of Infosys BPO Limited (formerly Progeon Limited).